SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. AGM 2009 Notice of Meeting

PRANA BIOTECHNOLOGY LTD	PROXY FORM
SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

Appointment of Proxy

I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia, at 10.30am on Friday 27th of November, 2009 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

Voting directions to your proxy – please mark x to indicate your directions

		For	Against	Abstain*
Resolution 1:	Approval of Prior Issue of Shares
Resolution 2:	Approval to Issue Options
Resolution 3:	Approval to Issue Shares
Resolution 4:	Approval to Issue Options
Resolution 5:	Re-Election of Dr. George Mihaly to Serve as a Director
Resolution 6:	Non-Binding Adoption of Remuneration Report
Resolution 7:	Increase of Share Pool by 15,000,000 Ordinary Shares

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE   - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register.  If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box.  If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person.  If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.  A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes.  If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses.  If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll.  If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry.  If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone.  Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary.  Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 255h of November, 2009.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 Ph: +61 3 9824 8166	PO Box 8046 Armadale Victoria 3143 Australia Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

Notice of Annual General Meeting

Incorporating Explanatory Memorandum and Proxy Form

To Be Held On:
Friday, 27th of November 2009

At:
10.30am
Peppin Merino Room
Ground Floor
369 Royal Parade
Parkville, Victoria, 3052

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

NOTICE OF 2009 ANNUAL GENERAL MEETING

Notice is hereby given that the 2009 Annual General Meeting (“the Meeting”) of Prana Biotechnology Limited (“the Company” or “Prana”) will be held at 10.30am on Friday the 27th of November, 2009 at the Company Head Office in the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia.

The Explanatory Notes and Proxy Form accompanying this Notice of 2009 Annual General Meeting are hereby incorporated in and compromise part of this Notice of 2009 Annual General Meeting.

BUSINESS

2009 ANNUAL FINANCIAL STATEMENTS
To receive and consider the Annual Financial Statements of the Company comprising the Financial Report, the Directors’ Report and the Auditor’s Report for the year ending 30 June 2009.  At the Meeting, a representative of the Company’s Auditors, PricewaterhouseCoopers (“PwC”) will be available to answer any questions of the members.

PROPOSED RESOLUTIONS

To consider and, if thought fit, to pass, with or without amendment, the following resolutions as ordinary resolutions:

Resolution 1:	Approval of Prior Issue of Shares

“That pursuant to and in accordance with ASX Listing Rule 7.4, and for all other purposes, shareholders approve the issue of thirty million (30,000,000) fully paid ordinary shares in the capital of the Company at an issue price of twenty cents ($0.20) each to raise six million dollars ($6,000,000) before costs of the issue, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting.”

Resolution 2:	Approval to Issue Options

“That pursuant to and in accordance with ASX Listing Rule 7.1, and for all other purposes, shareholders approve the issue of ten million (10,000,000) options to acquire ordinary shares in the capital of the Company having an exercise price of thirty cents ($0.30) and an expiry date of 11 September 2013, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting.”

Resolution 3:	Approval to Issue Shares

“That pursuant to and in accordance with ASX Listing Rule 7.1, and for all other purposes, shareholders approve the issue of seven hundred and fifty thousand (750,000) fully paid ordinary shares in the capital of the Company, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of General Meeting.”

Resolution 4:	Approval to Issue Options

“That pursuant to and in accordance with ASX Listing Rule 7.1, and for all other purposes, shareholders approve the issue of three million, five hundred thousand (3,500,000) options to acquire ordinary shares in the capital of the Company having an exercise price of thirty cents ($0.30) and an expiry date of 23 September 2012, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Meeting.”

Resolution 5:	Re-Election of Dr. George Mihaly to Serve as a Director

“That Dr. George Mihaly, being a Director of the Company, who retires by rotation from office and is eligible for re-election to the office of Director, be re-elected a Director of the Company.”

Resolution 6:	Non-Binding Adoption of Remuneration Report

“That shareholders hereby adopt the 2009 Remuneration Report as published in the Directors’ Report of the Company’s 2009 Annual Report.”

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

Resolution 7:	Increase of Share Pool by 15,000,000 Ordinary Shares

“That pursuant to and in accordance with ASX Listing Rule 7.2, and for all other purposes, the Company is hereby authorized to issue up to a further 15,000,000 ordinary shares of the Company or American Depositary Shares of the Company, representing 15,000,000 ordinary shares, under and pursuant to the 2004 American Depositary Share (ADS) Option Plan and the 2004 Employees, Directors’ and Consultants’ Share and Option Plan as described in the Explanatory Memorandum which accompanied and formed part of this Notice of Meeting.”

Dated:  Friday, 23rd October, 2009

By Order Of the Board

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited

The accompanying Explanatory Memorandum and the following information for shareholders form part of this Notice of Meeting.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

INFORMATION FOR SHAREHOLDERS

Voting Exclusion Statement

In accordance with the Australian Securities Exchange, or ASX, Listing Rule 14, the Company will disregard votes cast:

On resolution 1 by:
•	BAM Capital LLC; or
•	An associate of BAM Capital LLC.

On resolution 2 by:
•	BAM Capital LLC; or
•	An associate of BAM Capital LLC.

On resolution 3 by:
•	BAM Capital LLC; or
•	An associate of BAM Capital LLC.

On resolution 4 by:
•	Southern Cross Equities Ltd; or
•	An associate of Southern Cross Equities Ltd.

On resolution 7 by:
•	The Directors of the Company; and
•	An associate of that person/entity.

However, the Company need not disregard a vote if:

▪	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
▪	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporate Representatives
If a representation of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Voting Instructions
For the purposes of determining voting entitlements at the meeting, shares will be taken to be held by persons who are registered as holding shares at 5.00pm (Melbourne, Victoria Time) on Wednesday, 25th of November 2009.  Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxy Instructions
Instructions in respect of the appointment of proxies accompany the Proxy Form attached.

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Wednesday, 25th of November 2009.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum dated 23rd of October 2009, has been issued by Prana Biotechnology Limited (“the Company” or “Prana”). This Explanatory Memorandum forms part of, and should be read in conjunction with, the Notice of 2009 Annual General Meeting of the Company to be held on 27th of November, 2009, to which this Explanatory Memorandum is attached.  This Explanatory Memorandum has been prepared to assist shareholders of the Company in the consideration of the resolutions proposed in the Notice of 2009 Annual General Meeting.

The Board of Directors of the Company recommends that shareholders vote in favour of the Resolutions described in this Explanatory Memorandum.  Certain Directors withhold their recommendation in regard to specific resolutions, where the passing of the specific resolution may result in a benefit to that Director, in accordance with the Australian Stock Exchange, or ASX, Listing Rule 14, as detailed in the Voting Exclusion Statement that forms part of the Notice of Meeting.

Presentation of 2009 Annual Financial Statements

The 2009 Annual Financial Statement of the Company will be presented to the shareholders at the Meeting, in accordance with the Australian Corporation Act 2001.  Shareholders will be given the opportunity to ask the Board of Directors and a representative of the accounting firm that audited the Company’s Financial Statements questions in respect of the 2009 Annual Financial Statements.  The 2009 Annual Report is available at www.pranabio.com or by contacting the Company.

Resolutions

Business

As announced on 9 September 2009, the Company recently entered an agreement with BAM Capital LLC ("BAM") for a placement of shares and options ("BAM Placement"). The purpose of the placement is to raise AUD$6,000,000 before costs of the issue to support its research and development programs, to promote its drug development pipeline and to maintain corporate activities.

Pursuant to the terms of the placement, the Company has issued thirty million (30,000,000) fully paid ordinary shares to BAM and has agreed, subject to shareholder approval, to issue ten million (10,000,000) options (the terms of the shares and options are described below). The terms of the placement included a limited price protection mechanism which required the Company to issue BAM up to three million (3,000,000) additional shares if the closing price of the Company's shares on ASX falls below nineteen cents ($0.19). If the closing price is seventeen cents ($0.17) or less, a maximum of three million (3,000,000) additional shares could be required to be issued. The protection mechanism applies to the closing price from the date of issue of the initial thirty million shares until 5 days after the registration of American Depository Receipts ("ADRs") over those shares. Further details are set out in the commentary on Resolution 3, below.

The Company's securities trade on NASDAQ in the form of ADRs. Each ADR represents ten (10) ordinary shares. The Company has applied for registration under the US Securities Act 1933 of ADRs in respect of the shares issued pursuant to the BAM Placement (excluding those shares that will be issued upon the exercise of the options). The registration of ADRs will allow those shares that are issued to BAM to be traded on the NASDAQ market. The Company will make an announcement to ASX when the ADRs are registered.

The funds raised were paid by BAM (or its nominee) to the Company in the following allotments:

(a)	Three million dollars ($3,000,000) on 8 September 2009; and

(b)	Three million dollars ($3,000,000) on 29 September 2009.

Pursuant to the terms of the BAM Placement, it has been agreed that in recognition of the costs and expenses incurred by BAM in subscribing to the placement, three hundred thousand dollars ($300,000) will be offset against the second payment of three million dollars ($3,000,000). This will reduce the second payment to two million seven hundred thousand dollars ($2,700,000).

The purpose of resolutions 1 to 3 is to seek the approval of shareholders for:

(a)	the prior issue of thirty million (30,000,000) shares;

(b)	the proposed issue of ten million (10,000,000) options; and

(c)	the issue of seven hundred and fifty thousand (750,000) additional shares.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

Resolution 1	Approval of Prior Issue of Shares
Pursuant to the terms of the BAM Placement, on 11 September 2009 the Company issued to BAM thirty million (30,000,000) fully paid ordinary shares at an issue price of twenty cents ($0.20) each ("the Shares") to raise six million dollars ($6,000,000) before issue costs.

The Shares are fully paid ordinary shares having the same terms and rights as, and ranking equally with, the Company's existing listed ordinary fully paid shares. The Company applied to ASX Limited ("ASX") for official quotation of the shares on 11 September 2009.

By obtaining subsequent approval from members for the above placement in accordance with ASX Listing Rule 7.4, the Company retains the ability to issue further shares or options of up to fifteen percent (15%) of its capital to take advantage of opportunities to obtain further funds, if required.

Resolution 2	Approval to Issue Options
Resolution 2 is proposed to obtain shareholder approval to the issue of ten million (10,000,000) options ("the Options"). No additional amount is payable by BAM for the Options as they form part of the BAM Placement to raise $6,000,000 as described above.

Each Option will be exercisable to acquire one fully paid ordinary share in the Company at an exercise price of thirty cents ($0.30) and having an expiry date of 11 September 2013. Full terms of the Options are set out in Annexure A.

The Options will be issued within five (5) days of Resolution 2 being approved at the Annual General Meeting or such later date as may be agreed with BAM (which shall be no later than three (3) months after the date of the Annual General Meeting unless otherwise permitted by an ASX waiver or modification of the ASX Listing Rules).

The Company will apply to register the shares issued upon exercise of the Options as ADRs able to be traded on NASDAQ, if BAM requests it to do so. BAM is not entitled to request the Company to apply for registration of those shares before 1 January 2010.

The Options will not be quoted on ASX unless the Company at its discretion applies to ASX for official quotation of the Options and the requirements of ASX for an additional class of securities are able to be satisfied.

Shareholder approval for the proposed issue of Options is required pursuant to ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting. By obtaining shareholder approval to issue the Options the Company maintains its ability to issue further securities up to the 15% limit without further shareholder approval, to take advantage of opportunities which may arise to raise additional capital.

Resolution 3	Approval to Issue Shares
The terms of the BAM Placement included a limited price protection mechanism. The mechanism applied if the closing price of the Company's shares traded on ASX was below 19 cents ($0.19) in the period from issuing the BAM Placement shares until five (5) business days after registration of ADRs over those shares, and provided for a maximum of up to 3 million additional shares to be issued to BAM.  The period in which the price protection mechanism applied ended on 12 October 2009.

The lowest closing price of the Company's ordinary shares on ASX during the relevant period was eighteen and a half cents ($0.185). Therefore pursuant to the terms of the BAM Placement, the Company is required to issue BAM 750,000 additional shares. Resolution 3 is proposed for the purpose of obtaining shareholder approval to issue these additional shares to BAM.

The shares will be issued to BAM pursuant to the terms of the BAM Placement described above. No additional amount is payable by BAM for the shares.

If shareholder approval is received, the total number of shares (including the prior issue of shares) to be issued to BAM will be 30,750,000 at an effective issue price of $0.195 per share.

The shares will be fully paid ordinary shares having the same terms and rights as, and ranking equally with, the Company's existing listed ordinary fully paid shares.

The Additional Shares will be issued within five (5) days of Resolution 3 being approved at the General Meeting or such later date as may be agreed with BAM (which shall be no later than three (3) months after the date of the General Meeting unless otherwise permitted by an ASX waiver or modification of the ASX Listing Rules).

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

Application will be made to ASX for official quotation of the Additional Shares. The Company may apply to register the Additional Shares as ADRs able to be traded on NASDAQ.

Shareholder approval for the proposed issue of the Additional Shares is required pursuant to ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting. By obtaining shareholder approval to issue the Additional Shares the Company maintains its ability to issue further securities up to the 15% limit without further shareholder approval, to take advantage of opportunities which may arise to raise additional capital.

Resolution 4	Approval to Issue Options
Resolution 4 is proposed to obtain shareholder approval to the issue of three million, five hundred thousand (3,500,000) options ("the Options") to Southern Cross Equities (“SCE”) for ongoing corporate advice during Prana’s Phase 2B trial.

Each Option will be exercisable to acquire one fully paid ordinary share in the Company at an exercise price of thirty cents ($0.30) and having an expiry date of 23 September 2012. Full terms of the Options are set out in Annexure B.

The Options will be issued within three (3) months after the date of the Annual General Meeting unless otherwise permitted by an ASX waiver or modification of the ASX Listing Rules.

The Options will not be quoted on ASX unless the Company at its discretion applies to ASX for official quotation of the Options and the requirements of ASX for an additional class of securities are able to be satisfied.

Shareholder approval for the proposed issue of Options is required pursuant to ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue during any 12 month period any equity securities, or other securities with rights to conversion to equity (such as an option), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12 month period. One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting. By obtaining shareholder approval to issue the Options the Company maintains its ability to issue further securities up to the 15% limit without further shareholder approval, to take advantage of opportunities which may arise to raise additional capital.

Resolution 5	Re-Election of Dr. George Mihaly to Serve as a Director

At each Annual General Meeting of the Company, one third of the directors of the Company (except a Managing Director) must retire from office by rotation, in accordance with the Company’s Constitution.  No director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election.  A director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Dr. Mihaly, a Non-Executive Director of the Company since 9 December, 1999 has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry.

During the period from mid 1994 to early 2000, Dr. Mihaly was founding Executive Chairman and Managing Director of Synermedica Pty Ltd – one of Australia’s leading independent consultant research organizations (CRO) to the pharmaceutical industry.  Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia until December, 2004.

Dr. Mihaly is a member of the Remuneration Committee and the Audit Risk and Compliance Committee, and was last re-elected by shareholders at the 2007 Annual General Meeting.

Resolution 6:	Non-Binding Adoption of Remuneration Report

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.  Also pursuant to the Corporation Act, the vote on this Resolution is advisory only and does not bind either the Directors or the Company.

The purpose of Resolution 5 is to lay before the Shareholders, the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2009.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

The Remuneration Report is contained in the 2009 Annual Report which is available online at Error! Hyperlink reference not valid.www.pranabio.com or by contacting the Company.
Resolution 7:	Increase of Share Plan Pool by 15,000,000 ordinary shares

The Company currently has two Share Plans, the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2004 ADS Plan (for securities issued to US based directors, employees and consultants) (the “Share Plans”). These plans were approved at the 2004 Annual General Meeting of the Company.

The Company is seeking shareholder approval to increase the Share Plan Pool (“Pool”) by 15,000,000 securities, bringing the total pool to 60,000,000 securities.

A Pool of 45,000,000 securities was approved at the 2008 Annual General Meeting. Of this Pool, 5,311,651 shares have been issued and 17,216,017 options to purchase ordinary shares have been granted, being a total of 22,527,668 securities.

The Board of Directors of the Company believes that the increase in the Share Plan Pool is necessary in order for it to continue to:

a)	Provide eligible persons with an additional incentive to work to improve the performance of the Company;

b)	Attract and retain eligible persons essential for the continued growth and development of the Company;

c)	Promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d)	Enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e)	Provide an alternative to cash payments.

As such, the Company is seeking shareholder approval to increase the Share Plan Pool by 15,000,000 securities, bringing the total pool to 60,000,000 securities.

An eligible person under the Share Plans is defined as a director, consultant or employee to the Company, or its subsidiaries. A director may not receive any securities in the Company, pursuant to a Share Plan or otherwise, without prior shareholder approval as per ASX Listing Rules 10.11 and 10.14.

Under the 2004 ASX Plan, the Company may issue securities of the Company traded on the Australian Securities Exchange, and under the 2004 ADS Plan the Company may issue American Depository Shares (“ADSs”) of the Company reported on the NASDAQ SmallCap Market.  The Board of Directors believes that the approval of the increase in the Share Plan Pool by the shareholders is essential to allow the Company and its subsidiaries to be able to continue to attract, motivate and retain valuable human capital, whose present and potential contribution are important to the Company’s interests, development and success.

According to ASX Listing Rule 10.14, any issue of securities to a director of the Company is subject to shareholder approval at a meeting of shareholders; the director and his/her associates are excluded from voting in regards to such resolutions.

ASX Listing Rule 7.2 (Exception 9) requires shareholder approval of an employee incentive plan to enable shares and options to be issued under the plan over a 3 year period, without requiring subsequent shareholder approval under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares are issued where such issue, together with any other issues of shares by the Company in the 12 months prior, would be more than 15% of the issued share capital of the Company.

Approval is being sought under ASX Listing Rule 7.2 exception 9 so that any issue under the Share Plans will be an exception to Listing Rule 7.1.

THE 2004 ADS PLAN

The purpose of the 2004 ADS Plan is to provide incentive for its non-Australian based employees, officers, consultants, independent contractors and directors.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options.  Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder.  To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2004 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company.  The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs, representing 5,000,000 ordinary shares of the Company.  ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

The 2004 ADS Plan is administered by a Share Plan Committee.  The Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable.  All decisions made by the Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2004 ADS Plan.  The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant.  Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement.  The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative

THE 2004 ASX PLAN

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable.  All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan.  Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances.  The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant.  Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant.  Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

NOTE:
Unless otherwise specified, all monetary amounts are expressed in Australian dollars.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

ANNEXURE A

OPTION TERMS

The terms of the options proposed to be issued pursuant to Resolution 2 are to be as follows:

•	Each Option entitles the holder to acquire one ordinary fully paid Share upon exercise.

•
The Options are exercisable at any time prior to 5.00pm Melbourne Time on 11 September 2013 (the Expiry Date) by completing the Option Exercise Form and delivering it together with the payment for the number of shares in respect of which the Options are exercised to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

•	The exercise price of the Options is AUD$0.30 (30 Australian cents) per Option payable in full on exercise.

•	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company and any restriction obligations Options are freely transferable.

•
All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

•	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

•
There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options.  The Company will ensure that Option holders will be allowed at least 7 business days notice to allow for the conversion of Options prior to the record date in relation to any offer of securities made to shareholders.

•
In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

ANNEXURE B

OPTION TERMS

The terms of the options proposed to be issued pursuant to Resolution 4 are to be as follows:

•	Each Option entitles the holder to acquire one ordinary fully paid Share upon exercise.

•
The Options are exercisable at any time prior to 5.00pm Melbourne Time on 23 September 2012 (the Expiry Date) by completing the Option Exercise Form and delivering it together with the payment for the number of shares in respect of which the Options are exercised to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

•	The exercise price of the Options is AUD$0.30 (30 Australian cents) per Option payable in full on exercise.

•	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company and any restriction obligations Options are freely transferable.

•
All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

•	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

•
There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options.  The Company will ensure that Option holders will be allowed at least 7 business days notice to allow for the conversion of Options prior to the record date in relation to any offer of securities made to shareholders.

•
In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow consult your financial or other professional adviser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date October 28, 2009